                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended AUGUST 31, 2002

                                       OR

[    ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934


For the transition period from                 to
                               ---------------    ---------------

                         Commission File Number 0-11488




                               PENFORD CORPORATION
                        SAVINGS AND STOCK OWNERSHIP PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)



                               PENFORD CORPORATION
                            7094 SOUTH REVERE PARKWAY
                            ENGLEWOOD, COLORADO 80112
--------------------------------------------------------------------------------
                     (Name of issuer and address of issuer's
                           principal executive office)

                               Penford Corporation
                        Savings and Stock Ownership Plan

            Index to Financial Statements and Supplemental Schedules

         August 31, 2002 and 2001 and for the Year Ended August 31, 2002



Report of Independent Auditors ............................................     3

Audited Financial Statements:

      Statements of Net Assets Available for Benefits .....................     4
      Statement of Changes in Net Assets Available for Benefits ...........     5
      Notes to Financial Statements .......................................     6

Supplemental Schedules:

      Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year) ....    13
      Schedule H, Line 4(j) - Schedule of Reportable Transactions .........    14

Signatures ................................................................    15

Exhibit No. 23 Consent of Ernst & Young LLP, Independent Auditors .........    16

                         Report of Independent Auditors

Administrative Committee
Penford Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Penford Corporation Savings and Stock Ownership Plan as of August 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended August 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended August 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of August 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Denver, Colorado
February 10, 2003.                                   /s/    Ernst & Young
                                                     --------------------
                                                            ERNST & YOUNG

              Penford Corporation Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                                      AUGUST 31,
                                                2002                2001
                                          --------------    --------------
 ASSETS

Investments, at fair value:
   Common trust funds                     $   13,898,271    $   13,515,046
   Common stock                               10,633,323        12,350,344
   Participant loans                             294,916           264,606
                                          --------------    --------------
                                              24,826,510        26,129,996

Receivables:
   Employer contributions                             --           176,889
   Due from broker for securities sold             3,562            45,085
   Accrued interest and dividends                 36,511            43,480
                                          --------------    --------------
                                                  40,073           265,454
                                          --------------    --------------
Total assets                                  24,866,583        26,395,450

LIABILITIES
Accrued expenses                                   9,306            39,188
Due to broker for securities purchased                --           127,345
                                          --------------    --------------
Total liabilities                                  9,306           166,533
                                          --------------    --------------

Net assets available for benefits         $   24,857,277    $   26,228,917
                                          ==============    ==============



See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

            Statement of Changes in Net Assets Available for Benefits

                           Year Ended August 31, 2002


ADDITIONS
Investment income:
   Interest and dividends                        $      196,151
                                                 --------------

Contributions:
   Employer, net of forfeitures                         793,760
   Participants                                       1,471,672
                                                 --------------
                                                      2,265,432
                                                 --------------
Total additions                                       2,461,583
                                                 --------------

DEDUCTIONS
Net depreciation in fair value of investments         1,179,561
Benefits paid to participants                         2,467,320
Administrative expenses                                 186,342
                                                 --------------
Total deductions                                      3,833,223
                                                 --------------
Net decrease                                         (1,371,640)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                    26,228,917
                                                 --------------
End of year                                      $   24,857,277
                                                 ==============



See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN

The following description of the Penford Corporation Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

The Plan is a defined-contribution plan available to all U.S. employees, including part-time employees, who have worked a specified period of time for Penford Corporation (the Company). Employees who have completed one month of service with the Company are eligible to participate in the Plan. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Effective September 1, 2001, participants may contribute a maximum of 16% of their eligible annual compensation. Participants may elect to invest their contribution in any of the Plan's fund options, with the exception of the Penwest Pharmaceuticals Co. (PPCO) Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, which was a result of the tax-free distribution of the Company's pharmaceuticals subsidiary, Penwest Pharmaceuticals Co., no additional investments are allowed to this fund. At any time, but limited to once per month, participants have the opportunity to change their investment option previously elected.

The Plan provides a 100% match on the first 3% of salary deferrals and a 50% match on the next 3% up to a maximum of 6% of the employee's contribution. The match dollars are invested in the funds to which the participant directs his contributions. The Company may also make annual discretionary profit-sharing contributions to the Plan. Profit-sharing contributions are allocated based on participant compensation. There were no profit-sharing contributions paid to the Plan for fiscal year 2002.

Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. In September 2001, $35,323 was applied to reduce employer contributions. As of August 31, 2002, the Plan had $73,282 in forfeitures available to offset future employer contributions.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and profit-sharing contributions to the Plan as well as allocations of earnings or losses on the Plan's investments. Allocations of Plan earnings are based on each participant's account balance.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Participants in the employ of the Company on or after September 1, 2001 are immediately vested in employer matching contributions, plus actual earnings thereon. Participants who terminated employment prior to September 1, 2001 were subject to the previous vesting schedule of 20% vesting each year over a five-year period with respect to employer matching contributions. All employer profit sharing contributions are also subject to a vesting schedule of 20% per year over a five-year period.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford Corporation common stock, as soon as practicable after termination. Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document. Participants with a vested balance of $5,000 or more may elect to maintain their account balance in the Plan until otherwise required to receive a distribution.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrative Committee. Principal and interest are paid ratably through payroll deductions.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Plan are maintained on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Assets of the Plan are invested in nine funds, including seven common trust funds and two common stock funds. The common stock funds are comprised of the Company's common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets.

Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.

Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES

The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses paid or accrued by the Plan for 2002 were $186,342.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in interest rates, market values and credit ratings in the near term would materially affect the value of participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. INVESTMENTS

Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

                                                                                 AUGUST 31,
                                                                            2002            2001
                                                                          -------------------------
     Penford Corporation common stock*                                    7,296,070    $  6,475,962
     Penwest Pharmaceuticals Co. common stock*                            3,337,253       5,874,382
     Frank Russell Trust Company:
        Commingled Employee Benefit Funds Trust
        Short-Term Investment Fund                                        3,572,038       2,288,487
        Commingled Employee Benefit Funds Trust
        Global Aggressive Balanced Fund                                   5,461,607       6,098,580
        Commingled Employee Benefit Funds Trust
        Tactical Asset Allocation Fund                                    2,151,459       2,217,927
        Commingled Employee Benefit Funds Trust
        Global Equity Fund                                                2,035,331       2,585,886

*Nonparticipant directed

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


3. INVESTMENTS (CONTINUED)

During the year ended August 31, 2002, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                      NET REALIZED
                                                     AND UNREALIZED
                                                      APPRECIATION
                                                     (DEPRECIATION)
                                                      IN FAIR VALUE
                                                      OF INVESTMENTS
                                                     ---------------
Common trust funds                                   $    (1,309,418)

Common stock                                                 129,857
                                                     ---------------
                                                     $    (1,179,561)
                                                     ===============




4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Penford Corporation Stock Fund and the PPCO Stock Fund both contain amounts in which participants are not yet vested and, therefore, cannot be directed into other investment funds by the participants. As the breakdown between amounts that are participant directed and nonparticipant directed cannot be readily determined, the funds are considered to be nonparticipant directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                            AUGUST 31
                                                    2002              2001
                                               --------------    --------------
Investments, at fair value:
   Common trust funds                          $      302,950    $      182,167
   Penford Corporation common stock                 7,296,070         6,475,962
   Penwest Pharmaceuticals Co. common stock         3,337,253         5,874,382
Employer contributions receivable                          --             7,725
Due from broker for securities sold                        --            45,085
Accrued interest and dividends                         31,118            36,716
                                               --------------    --------------
                                               $   10,967,391    $   12,622,037
                                               ==============    ==============



              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


4. NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

                                                       YEAR ENDED
                                                       AUGUST 31,
                                                          2002
                                                   -----------------
Changes in net assets:
   Contributions:
     Employer, net of forfeitures                  $          43,882
     Participants                                            118,711
   Interfund transfers                                        31,396
   Interest and dividends                                     94,427
   Net depreciation in fair value of investments             129,857
   Benefits paid to participants                          (2,072,919)
                                                   -----------------
                                                   $      (1,654,646)
                                                   =================


5. RECONCILIATION TO FORM 5500

The following provides a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 AUGUST 31,
                                                            2002              2001
                                                       --------------    --------------
Net assets available for benefits per the financial
   statements                                          $   24,857,277    $   26,228,917
Less:  Benefit claims payable per Form 5500                        --           (46,106)
                                                       --------------    --------------
Net assets available for benefits per Form 5500        $   24,857,277    $   26,182,811
                                                       ==============    ==============


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                   AUGUST 31,
                                                                      2002
                                                                -----------------

Benefits paid to participants per the financial
   statements                                                   $       2,467,320
Less:  Benefit claims payable at the beginning of the year
   per Form 5500                                                          (46,106)
                                                                -----------------
Benefits paid to participants per Form 5500                     $       2,421,214
                                                                =================


              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements


5. RECONCILIATION TO FORM 5500 (CONTINUED)

Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but are not recorded in the financial statements until benefit claims are paid.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

              Penford Corporation Savings and Stock Ownership Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)

                        EIN: 91-1221360 Plan Number: 003

                                 August 31, 2002

                                                         (c)
                     (b)                 DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUE, BORROWER,    MATURITY RATE, RATE OF INTEREST, PAR,    (d)                 (e)
 (a)      LESSOR, OR SIMILAR PARTY                OR MATURITY VALUE              COST           CURRENT VALUE
-------------------------------------------------------------------------------------------------------------
      COMMON TRUST FUNDS

  *     Frank Russell Trust Company       3,572,038 units of the Commingled                     $   3,572,038
                                          Employee Benefit Funds Trust
                                          Short-Term Investment Fund             (1)

  *     Frank Russell Trust Company       270,243 units of the Commingled                           5,461,607
                                          Employee Benefit Funds Trust
                                          Global Aggressive Balanced Fund        (1)

  *     Frank Russell Trust Company       12,538 units of the Commingled                              284,361
                                          Employee Benefit Funds Trust Growth
                                          Fund                                   (1)

  *     Frank Russell Trust Company       19,520 units of the Commingled                              322,071
                                          Employee Benefit Funds Trust Small
                                          Capitalization Fund                    (1)

  *     Frank Russell Trust Company       4,073 units of the Commingled                                71,404
                                          Employee Benefit Funds Trust All
                                          International Fund                     (1)

  *     Frank Russell Trust Company       84,437 units of the Commingled                            2,151,459
                                          Employee Benefit Funds Trust
                                          Tactical Asset Allocation Fund         (1)

  *     Frank Russell Trust Company       81,740 units of the Commingled                            2,035,331
                                          Employee Benefit Funds Trust Global
                                          Equity Fund                            (1)
                                                                                                -------------
                                                                                                   13,898,271

      COMMON STOCK
  *     Penford Corporation            515,988 common shares            $  6,869,043                7,296,070
  *     Penwest Pharmaceuticals Co.    283,780 common shares               2,393,404                3,337,253
                                                                                                -------------
                                                                                                   10,633,323

  *   PARTICIPANT LOANS                Interest rates range from 5.25% to                             294,916
                                          10.50% maturing through 2017
                                                                                                -------------
                                                                                                $  24,826,510
                                                                                                =============




* Denotes party-in-interest to the Plan.
(1) Cost information is omitted as investments are participant directed.

              Penford Corporation Savings and Stock Ownership Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                        EIN: 91-1221360 Plan Number: 003

                       For the Year Ended August 31, 2002




             (a)                                                                 (c)                 (d)              (g)
 IDENTITY OF PARTY INVOLVED                            (b)                     PURCHASE            SELLING          COST OF
  AND DESCRIPTION OF ASSET                 DESCRIPTION OF TRANSACTION            PRICE              PRICE            ASSETS
--------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of Plan assets.

Frank Russell Trust Company             Penford Corporation common stock     $     869,135     $            --   $       869,135

Frank Russell Trust Company             Penford Corporation common stock     $          --     $     2,060,577   $     2,045,461
                                                                             -------------     ---------------   ---------------
                                                                                 (h)
                                                                               CURRENT
                                                                               VALUE OF
             (a)                                                               ASSET ON             (i)
 IDENTITY OF PARTY INVOLVED                            (b)                   TRANSACTION         NET GAIN
  AND DESCRIPTION OF ASSET                 DESCRIPTION OF TRANSACTION            DATE            OR (LOSS)
-------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of Plan assets.

Frank Russell Trust Company             Penford Corporation common stock    $       869,135   $            --

Frank Russell Trust Company             Penford Corporation common stock    $     2,060,577   $        15,116
                                                                            ---------------   ---------------


There were no Category (i), (ii), or (iv) reportable transactions during the year ended August 31, 2002.

Columns (e) and (f) have not been presented, as this information is not applicable.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Penford Corporation
                                        Savings and Stock Ownership Plan


February 27, 2003                       By:  /s/ Steven O. Cordier
                                             ----------------------------------
                                             Steven O. Cordier
                                             Penford Corporation

                                             Vice President and Chief Financial
                                               Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23                Consent of Ernst &. Young, LLP.
